Japan Airlines System Corporation

JAL Bldg. 2-4-11, Higashi-Shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462 Fax:81-3-5769-6492

March 11, 2004

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Mr. Dudek:

We, Japan Airlines System Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

1. Notice for Revision of the Forecast of Business Results for FY2003
2. Outline of JAL Group Medium Range Corporate Plan for the years 2004 through 2006

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much in advance.

Yours sincerely,

Ko Saruwatari
Director,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
ko.saruwatari@jal.com

Katsumasa Tomizawa
Manager,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

04 MAR 17 AM 7:21

March 10, 2004

To whom it may concern:

Company Name: Japan Airlines System Corporation
Representative: Isao Kaneko President & CEO
(Code Number: 9205 1st Section of Tokyo, Osaka and Nagoya Stock Exchange
Reference: Kazuo Kino Vice President, Investor Relations
(Tel.:81-3-5769-6097)

Notice for Revision of the Forecast of Business Results for FY2003

We herein announce the revision of Forecast of the JAL Group's Business Results for FY2003 (ending March 31, 2004) from the previous forecast at the Semiannual Account Settlement on November 14, 2003 reflecting the trends of recent performance.

1. Revision of the Forecast of JAL Group's Business Results for FY2003 (from April 1, 2003 to March 31,2004)

(unit: million yen)

	Operating Revenue	Ordinary Income	Net Income
Forecast on November 14,2003 (A)	1,975,000	(50,000)	(65,000)
Revised Forecast on March 10, 2004 (B)	1,956,000	(75,000)	(89,000)
Difference (B-A)	(19,000)	(25,000)	(24,000)
Rate of Change (%)	(1.0)	(50.0)	(36.9)
Business Results for the last Fiscal Year	2,083,480	15,840	11,645

(Reference: Operating loss Forecast on November 14, 2003 48,000 million yen、Corrected Forecast (Operating loss) 72,000 million yen)

2. Reasons of the revision

Operating revenue is expected to dip from the forecast in the semiannual settlement announced on November 14, 2003, because of sluggish demand in the international passenger segment in Q4 resulting from the psychological effects of fear of international terrorism, continuing concern over SARS and the outbreaks of Avian Influenza in some regions. On the other hand, operating costs are likely to rise because of the sustained increase in fuel cost, among other factors.

In consequence, as substantial decreases in Ordinary Income and Net Income are expected, we announce the revision as stated above.

(End)

CORPLAN 2004

OUTLINE OF JAL GROUP MEDIUM RANGE CORPORATE PLAN FOR THE YEARS 2004 THROUGH 2006

FY2003 business has been badly affected in terms of demand and on revenue by the negative impact of the Iraq war and the SARS outbreaks. From FY2004 the air transport segment will aim for further reform of cost and income structure plus the realization of the maximum benefits from the integration effect, following the completion of phase one of the merger of JAL and JAS.

The JAL Group initiated a radical programme of structural reforms in 1990 and by 2002 unit cost in terms of ASK (available seat kilometers) was 50% lower than that in 1990. By FY2005 the total net integration effect of the JAL/JAS merger will be maximized at about 68 billion yen per annum and will continue at that rate from FY2006.

Contributing to cost reductions will be a further reduction of ground based jobs to a total of 4,500 in the period FY2002 to the end of FY2006. (Earlier plans called for a reduction of 3,600 jobs in the FY2002 to FY2005 period). The Group will also reduce air transport costs by increased use of low-cost subsidiaries such as JALways on international routes and JAL Express (JEX) in the domestic network.

By improving the balance sheet and profitability, the group aims at the following:

1) **Medium term forecast**

   FY2006 consolidated operating income of 145 billion yen

2) **Group forecast**

1) Return on Equity (ROE) 10% or more

1) Through increase of operating cash flow achieving interest-bearing debt repayment period of less than 10 years.

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More...

2004-2006 JAL GROUP MEDIUM RANGE CORPORATE PLAN

1) BASIC POLICY

(1) Safety
Safety is fundamental to the airline industry. All group employees must fully accept that there is no substitute for safety at any time.

(2) CSR Corporate Social Responsibility
The Group will contribute to the community at all levels – from local to global – through air transport and related activities. A new CSR committee will be formed under the chairmanship of Group C.E.O. Isao Kaneko. The following policy iems will be maintained.

1) **Environment**. Protection of the environment through minimizing emissions from jet aircraft, recycling materials and aiding research into global warming.
2) **Corporate citizenship** will be maintained through transparency of disclosure and the highest standards of compliance
3) **Investor relations**. IR activities will be based on clarity of purpose and careful monitoring of feedback from investors
4) **Contributions to Society**. The Group will contribute to international exchange and society through air transport and related activities.

(3) Basic policy of organization and human resources

Following integration the new organization is based on greater efficiency by elimination of duplication of activities. By the end of March 2007 (FY2006) some 4,500 ground jobs will be reduced, from the benchmark based at the end of FY2002. (In the previous plan, which went up to March 31, 2006, the target was 3,600 job reductions).

Also, the ratio of part-time cabin attendants and overseas-based cabin attendants will be increased from 18% to 25%.

(4) Reform of the retirement benefit system

The Group will introduce a new retirement benefit scheme from FY2005 that will reduce costs by 57 billion yen.

(5) Consolidated forecast
MEDIUM TERM FINANCIAL FORECAST (Billion yen)

	FY 2003	FY 2004	FY 2005	FY 2006
Total revenue	1,956	2,190	2,240	2,285
Operating profit	-72	81	105	145
Ordinary profit	-75	69	68	102
Net profit	-89	36	46	54
Interest bearing debt	2,110	2,037	1,879	1,698
ROE	-	20%	22%	21%
Period of debt repayment	24 years	10 years	8 years	6 years

FUEL TREND FORECAST

	FY 2003	FY 2004	FY 2005	FY 2006
Fuel cost Singapore kerosene (Per barrel)	US$33	US$34	US$32	US$32
Crude cost (CIF Japan - per barrel)	US$29	US$29	US$27	US$27
Exchange rate (US$)	114 YEN	110 YEN	110 YEN	110 YEN

INVESTMENT & DEPRECIATION FORECAST
(Billion yen)

	FY 2003	FY 2004	FY 2005	FY 2006
Investment	172	150	129	196
Depreciation	117	112	116	118

THE JAL/JAS INTEGRATION EFFECT
(Billion yen)

	FY 2003	FY 2004	FY 2005
Cost reducing effects	17.5	47.0	62.0
Revenue impact	- 5.5	- 4.0	- 4.0
Increase in revenue	16.0	20.5	22.5
Total integration effect	28.0	63.5	80.5
Additional costs	- 7.0	-17.5	-12.5
Net total integration effect (including costs incurred)	21.0	46.0	68.0

1) BUSINESS AND FLEET PLANNING

(1) International passenger

Here the emphasis is on customer-oriented high quality products and services and on more cost-effective operations. JAL will increase the introduction of new Solo seats in first class and expand the introduction of JAL Shell flat seats in business class. The company will introduce more Boeing B777 aircraft on selected long haul routes. There will be more promotion of Internet sales activities to help reduce sales costs.

a. International passenger traffic forecast

	FY 2004	FY 2005	FY 2006
Capacity (ASK) vs. previous year	+ 6.5%	+ 1.0%	- 1.0%
Demand vs. previous year	+ 33.1%*	+ 4.0%	+ 2.0%
Unit yield per passenger	-4.3%	0%	+1.0%

*Demand forecast for FY2004 is 133.3% of FY2003, but is 98% of FY2000 pre 9/11

b. Network

Network expansion will focus on high yield, high demand routes and expansion and consolidation of Japan-China network.

c. Group affiliates

The role of low-cost international affiliate, JALways, will be expanded to improve competitive power.

(2) Domestic passenger

Here too the focus will be on individual travelers, making use of the Group's superior domestic network and scheduling. Through the new Class J introduced from June 2004, coupled with expanded lounge services, JAL's domestic business will concentrate on business travelers. To reduce sales costs there will be more promotion of direct sales through the Internet and JAL plans a major expansion of the airline's domestic frequent flyer programe, the JAL Mileage Bank.

a. Domestic passenger traffic forecast

	FY 2004	FY 2005	FY 2006
Capacity (ASK) vs. previous year	- 3.6%	- 2.0%	0%
Demand vs. previous year	- 0.1%	- 1.0%	+ 1.0%
Unit yield per passenger	+ 3.2%	+ 2.0%	0%

b. Network

The JAL Group has the most comprehensive and customer-friendly domestic network with the most frequencies and most convenient schedule and will continue to maintain this, fine-tuning where necessary for maximum efficiency and in response to demand trends.

c. Affiliates

The JAL Group domestic network is enhanced by affiliate airlines and in particular three of these will have expanded roles in the new corporate plan.

JAL Express (JEX), the group's Osaka-based regional carrier flying 150-seat Boeing 737-400 jets will expand operations with MD81 series jets transferred from JAL. In FY2005 four aircraft will be transferred from JAL to JEX, followed by a further three aircraft in FY2006.

J-Air, a commuter carrier operating 50-seat regional jets now based at Hiroshima West Airport, will move its main base to Nagoya's Komaki airport after the opening of the new Chubu Airport opens to serve Nagoya in February FY2005.

Japan Air Commuter (JAC) will benefit from a fleet renewal programme under the new plan to improve performance and efficiency on the airlines inter-island network in southern Japan from its base in Kagoshima, Kyushu.

Other subsidiaries, including Okinawa-based Japan TransoceanAir and Hokkaido Air System operating in the most northern of Japan's main four islands, will continue to provide essential regional services to island and remote communities.

(3) Cargo business

1) International cargo operations will be more competitive after the opening of the new Chubu Airport in Nagoya in February 2005. JAL will place particular emphasis on strengthening China routes, focusing on the high-growth market and

through improvements in operations and transportation. JAL will also emphasize the 'J-Product' range of time-sensitive value-added cargo products that offer guaranteed delivery schedules to shippers and will also step up marketing measures using the Internet.

a). Demand

In FY2004 JAL forecast growth of between 3-4% on transpacific routes from Asia and China to the USA.

International cargo traffic forecast

	FY 2004	FY 2005	FY 2006
Capacity (ATK) vs. previous year	+ 2.0%	+ 3.0%	+ 3.0%
Demand vs. previous year (tons)	+ 2.5%	+ 3.0%	+ 3.0%
Unit yield per ton	+3.6%	0%	0%

b) Network.

The major change in cargo operations during the next three years will be the introduction of four Boeing 747-400 cargo aircraft (two older B747-200 will retire). By FY2006 JAL will operate an all-cargo fleet of 13 747 freighters, three more than March 2004. Some 747-400s will operate on some European routes and some cargo flights to North America from Japan will operate nonstop. The main thrust of expansion will be directed at the high-growth China market and in developing the relationship with the three other members of the WOW global cargo alliance, namely Lufthansa Cargo, Singapore Cargo and SAS Cargo.

1) Domestic cargo

Using the Group's superior network, JAL will increase sales and competitive power to respond to domestic shippers needs.

(4) FLEET

Fundamental fleet policy is to reduce the number of types of aircraft. At the end of FY2002 there were 16 different aircraft types totaling 286 aircraft in the JAL Group fleet (domestic and international). By the end of FY2006 (i.e. March 2007) the number of types in the fleet will be 11 and the fleet total will be 272.

Types to be retired from now are MD11s, within FY2004, DC-10s and Airbus 300B2B4 types and YS-11s by FY2006. JAL may also accelerate the retirement of older 747s.

Of the four 747-400 freighters planned, two will be new aircraft and two will be conversions from passenger aircraft.

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